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Sequans Communications Closes Multi-Year Strategic 5G Partnership Agreement

PARIS - August 30, 2022 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced the closing of a multi-year, strategic 5G licensing agreement with a new strategic partner.

Under the terms of the agreement, the first three years’ revenue is expected to be in excess of $50 million. An initial payment in excess of 25% of the license will be received within 30 days of the closing, with additional milestone payments scheduled to be received regularly over the next three years. The partner has the rights to manufacture and sell the Taurus platform exclusively in the Chinese market for negotiated royalty payments on its future chipset sales.

“We are delighted to announce this new 5G strategic licensing agreement for our Taurus platform, which we expect to fund the balance of its development and expand our addressable market to China, a market currently not served by Sequans,” stated Georges Karam, CEO of Sequans. “The agreement will generate licensing revenue over the first three years and royalty revenue for 20 years on the sale of partner’s products based on our 5G technology. For the remainder of 2022, we expect this licensing revenue, when combined with our current expectations for the rest of our business, will enable us to target non-IFRS operating profitability for the second half of the year and non-IFRS operating break-even in 2023.”

Mr. Karam concluded, “We believe our Taurus technology is uniquely positioned to be a leading 5G solution fully optimized for enhanced broadband and critical IoT applications. This, combined with the flexibility of our business model, makes us an attractive potential partner to many players interested in new 5G applications and markets.”

Updated Q3 2022 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic, China’s pandemic lockdowns and supply chain disruptions on the timing of product shipments and project advancement. This statement is forward-looking and actual results may differ materially.

Management is targeting sequential revenue growth of at least 10% in the third quarter of 2022, with gross margin in excess of 65%.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the 5G strategic partnership agreement today, August 30, 2022 at 8:00 a.m. ET /14:00 CET.

To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13732569. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/.

An audio replay of the conference call will be available until September 13, 2022 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the access code 13732569.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance and the potential for other 5G strategic agreements. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, the potential financial impact of the new strategic agreement, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2020, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, including this newly executed strategic agreement, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders or Covid-19 workforce shortages, (xiv) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com, and follow us on Twitter and Linked In.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kim Rogers, Hayden IR, +1 385.831.7337, Kim@haydenir.com